PROSPECTUS SUPPLEMENT

SECURITY LIFE OF DENVER INSURANCE COMPANY
and its
SECURITY LIFE SEPARATE ACCOUNT L1
SECURITY LIFE SEPARATE ACCOUNT A1
SECURITY LIFE SEPARATE ACCOUNT S-L1
SECURITY LIFE SEPARATE ACCOUNT S-A1

Supplement dated January 3, 2007, to your current Variable Annuity/Life Insurance Prospectus. Please read it carefully and keep it with your product prospectus for future reference.

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Information about Directed Services, Inc.

Directed Services, Inc. was converted to a limited liability company, redomiciled to Delaware and reorganized as a wholly owned subsidiary of ING Life Insurance and Annuity Company. The firm is now known as Directed Services, LLC. Also, Directed Services, LLC has replaced ING Life Insurance and Annuity Company as investment adviser to the portfolios of the ING Partners, Inc. mutual fund.

Therefore, all references to Directed Services, Inc. or to ING Life Insurance and Annuity Company as the investment adviser to each of the ING Partners, Inc. portfolios are changed accordingly.